Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Third Quarter 2024 Financial Results

Hong Kong, November 26, 2024 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended September 30, 2024.

Third Quarter 2024 Financial Highlights

●	Total revenues were US$25.2 million, representing an increase of 5.6% from US$23.9 million in the third quarter of 2023.

●	Gross profit was US$12.19 million, representing a decrease of 0.1% from US$12.21 million in the third quarter of 2023.

●	Income from operations was US$3.3 million, compared to US$3.3 million in the third quarter of 2023.

●	Net income was US$3.4 million, compared to US$3.5 million in the third quarter of 2023.

●	Adjusted net income (non-GAAP) was US$3.7 million, compared to US$3.8 million in the third quarter of 2023.

●	Adjusted EBITDA (non-GAAP) was US$4.4 million, compared to US$4.1 million in the third quarter of 2023.

Third Quarter 2024 Operational Highlights

●	Total data consumed in the third quarter through the Company’s platform was 44,994 terabytes (7,755 terabytes procured by the Company and 37,239 terabytes procured by our business partners), representing a decrease of 3.5% from 46,630 terabytes in the third quarter of 2023.

●	Average daily active terminals in the third quarter were 320,452 (20,177 owned by the Company and 300,275 owned by our business partners), representing a decrease of 1.4% from 325,078 in the third quarter of 2023. 55.4% of daily active terminals were from uCloudlink 1.0 international data connectivity services and 44.6% of daily active terminals were from uCloudlink 2.0 local data connectivity services during the third quarter of 2024. Average daily data usage per terminal was 1.52 GB in September 2024.

●	As of September 30, 2024, the Company had served 2,759 business partners in 61 countries and regions. The Company had 183 patents with 158 approved and 25 pending approval, while the pool of SIM cards was from 389 MNOs globally as of September 30, 2024.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, said, “Revenues were in-line with our expectations during the third quarter of 2024, increasing 5.6% year-over-year to US$25.2 million as we drive growth momentum. Our financial position remains solid, with a net income reaching US$3.4 million and a positive net cash inflow from operations of US$2.0 million. Our 1.0 international data connectivity services business continued to grow, with full-speed 5G network coverage increasing to 75 countries and regions, fueled by the recovery of international travel and increasing demand across key markets. We further consolidated our leading position in the roaming market and expanded our market share in mainland China and Japan.”

“Following the introduction of our GlocalMe Life products series at Viva Technology in May and their commercial launch in July 2024, we further enhanced our market exposure by attending other leading global expos such as Travel Meet Asia, Pet & Vet Expo, and IFA Berlin 2024. Additionally, we made breakthroughs in developing retail channels, signing with one of North America’s largest airport retail channels to make UniCord, RoamPlug, and KeyTracker, among other products, available at airports across the U.S. We will develop strategic partnerships with other key channel partners across the U.S. and Europe in the coming quarters. In terms of GlocalMe SIM, we continued to expand the market presence of over-the-air (OTA) SIM as more users resubscribed to our data plan service, paving the way for our innovative “ALL SIM” solutions. Our innovative “ALL SIM” solution is under commercial testing and is expected to commercially launch in the near future. In terms of GlocalMe IoT, we are leveraging our soft cloud SIM technology, which is compatible with various chipset platforms, to engage with several leading manufacturers in the security camera, dashboard camera, and related sectors. Some products with our embedded technology are already in small-scale commercial application, demonstrating the strength and capabilities of our solutions to a broader audience in the Internet of Things (IoT) industry.”

“Looking ahead, we will continue to leverage GlocalMe Life, GlocalMe SIM, GlocalMe IoT and their integrated innovative core HyperConn and cloud SIM solutions, to expand our global presence and cooperate with additional business partners and channels. This will allow us to scale up and diversify our end user base in the future. This transition will diversify our revenue streams from primarily mobile data traffic solutions to a mix of value-added services and mobile data traffic solutions, and will drive the ongoing consolidation and development of our GlocalMe ecosystem, positioning UCLOUDLINK as a leading global mobile data traffic sharing marketplace while creating long-term sustainable value for our shareholders.”

Third Quarter 2024 Financial Results

Revenues

Total Revenues were US$25.2 million, representing an increase of 5.6% from US$23.9 million in the same period of 2023.

●	Revenues from services were US$17.3 million, representing an increase of 3.9% from US$16.6 million in the same period of 2023. This increase was primarily attributable to increases in revenues from data connectivity services and from PaaS and SaaS services.

●	Revenues from data connectivity services were US$14.0 million, representing an increase of 1.9% from US$13.8 million in the same period of 2023. This increase was primarily attributable to (i) an increase in revenues from international data connectivity services to US$11.5 million in the third quarter of 2024 from US$11.4 million in the same period of 2023, as the recovery of international travel accelerated, and (ii) an increase in revenues from local data connectivity services to US$2.5 million in the third quarter of 2024 from US$2.4 million in the same period of 2023, as the Company continued to develop the local data connectivity services business.

●	Revenues from PaaS and SaaS services were US$3.0 million, representing an increase of 29.1% from US$2.3 million in the same period of 2023. This increase was primarily attributable to business partners increasingly utilizing PaaS and SaaS services to enhance operational efficiency.

●	Revenues from sales of products were US$7.9 million, representing an increase of 9.3% from US$7.3 million in the same period of 2023. This increase was primarily attributable to the increase of US$2.4 million in sales of data related products, which was partially offset by the decrease of US$1.7 million in sales of terminals.

●	Geographic Distribution

During the third quarter of 2024, as a percentage of our total revenues, Japan contributed 46.6%, mainland China contributed 27.8%, North America contributed 12.8%, and other countries and regions contributed the remaining 12.8%, compared to 44.2%, 17.2%, 26.3% and 12.3%, respectively, in the same period of 2023.

Cost of Revenues

Cost of revenues was US$13.0 million, representing an increase of 11.5% from US$11.7 million in the same period of 2023. This increase was primarily due to an increase in cost of products sold.

●	Cost of services was US$6.9 million, representing a decrease of 5.5% from US$7.3 million in the same period of 2023.

●	Cost of products sold was US$6.1 million, representing an increase of 40.4% from US$4.4 million in the same period of 2023, primarily due to product mix.

Gross Profit

Overall gross profit was US$12.19 million, compared to US$12.21 million in the same period of 2023. Overall gross margin was 48.4% in the third quarter of 2024, compared to 51.2% in the same period of 2023.

Gross profit on services was US$10.4 million, compared to US$9.3 million in the same period of 2023. Gross margin on services was 60.0% in the third quarter of 2024, compared to 55.9% in the same period of 2023.

Gross profit on sales of products was US$1.8 million, compared to US$2.9 million in the same period of 2023. Gross margin on sales of products was 23.1% in the third quarter of 2024, compared to 40.1% in the same period of 2023.

Operating Expenses

Total operating expenses were US$10.0 million, compared to US$9.2 million in the same period of 2023.

●	Research and development expenses were US$1.4 million, representing a decrease of 10.3% from US$1.6 million in the same period of 2023, primarily attributable to a decrease of US$0.3 million in staff costs, which was partially offset by an increase of US$0.2 million in professional service fees.

●	Sales and marketing expenses were US$5.4 million, representing an increase of 41.5% from US$3.8 million in the same period of 2023, primarily due to an increase of US$1.2 million in promotional fees and an increase of US$0.2 million in staff costs.

●	General and administrative expenses were US$3.2 million, representing a decrease of 16.2% from US$3.8 million in the same period of 2023, primarily attributable to decreases of US$0.7 million in staff costs and US$0.2 million in share-based compensation expenses, which was partially offset by an increase of US$0.2 million in professional service fees.

Income from Operations

Income from operations was US$3.3 million, compared to US$3.3 million in the same period of 2023.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$4.4 million, compared to US$4.1 million in the same period of 2023.

Net Interest Expenses

Net interest expenses were US$0.03 million, compared to US$0.01 million in the same period of 2023.

Net Income

Net income was US$3.4 million, compared to US$3.5 million in the same period of 2023.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$3.7 million, compared to US$3.8 million in the same period of 2023.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.09 in the third quarter of 2024, compared to US$0.09 in the same period of 2023.

Cash and Cash Equivalents and Short-Term Deposits

As of September 30, 2024, the Company had cash and cash equivalents of US$27.7 million, compared to US$26.8 million as of June 30, 2024. This increase was primarily attributable to the net inflow of US$2.0 million from operations and net proceeds of US$1.1 million from bank borrowings, which were partially offset by a repayment of US$1.8 million for bank borrowings and a cash outflow of US$1.1 million for procurement of property and equipment.

Capital Expenditures (“CAPEX”)

CAPEX was US$1.1 million, compared to US$0.8 million in the same period of 2023.

Business Outlook

For the fourth quarter of 2024, UCLOUDLINK expects total revenues to be between US$25.0 million and US$30.0 million, representing an increase of 15.2% to 38.2% compared to the same period of 2023.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call to discuss its financial results at 8:30 a.m. U.S. Eastern Time on Tuesday, November 26, 2024 (9:30 p.m. Beijing Time on the same day).

Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hour after the end of the conference until December 3, 2024 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	4843023

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Daniel Gao
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of September 30,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	23,371	27,678
Accounts receivable, net	6,489	7,982
Inventories	2,183	2,085
Prepayments and other current assets	6,416	6,348
Other investments	7,613	6,973
Amounts due from related parties	2,945	472
Total current assets	49,017	51,538
Non-current assets
Prepayments	228	-
Long-term investments	1,956	1,966
Property and equipment, net	2,433	4,235
Right-of-use assets, net	2,321	1,520
Intangible assets, net	652	555
Total non-current assets	7,590	8,276
TOTAL ASSETS	56,607	59,814

LIABILITIES
Current liabilities
Short term borrowings	5,297	3,996
Accrued expenses and other liabilities	24,755	23,192
Accounts payable	5,314	6,976
Amounts due to related parties	1,250	531
Contract liabilities	1,425	991
Operating lease liabilities	1,082	1,015
Total current liabilities	39,123	36,701
Non-current liabilities
Operating lease liabilities	1,286	566
Other non-current liabilities	145	102
Total non-current liabilities	1,431	668
TOTAL LIABILITIES	40,554	37,369

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	240,137	241,156
Accumulated other comprehensive income	2,463	1,776
Accumulated losses	(226,566)	(220,506)
TOTAL SHAREHOLDERS’ EQUITY	16,053	22,445
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,607	59,814

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US$, except for share and per share data)

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Revenues	23,863	25,192	63,846	65,675
Revenues from services	16,631	17,285	43,643	44,987
Sales of products	7,232	7,907	20,203	20,688
Cost of revenues	(11,656)	(13,002)	(33,173)	(32,488)
Cost of services	(7,326)	(6,921)	(18,355)	(17,287)
Cost of products sold	(4,330)	(6,081)	(14,818)	(15,201)
Gross profit	12,207	12,190	30,673	33,187
Research and development expenses	(1,600)	(1,436)	(4,457)	(4,404)
Sales and marketing expenses	(3,786)	(5,356)	(10,223)	(13,698)
General and administrative expenses	(3,824)	(3,206)	(11,125)	(9,890)
Other income/(expense), net	322	1,148	(423)	908
Income from operations	3,319	3,340	4,445	6,103
Interest income	12	11	36	51
Interest expenses	(25)	(42)	(105)	(145)
Income before income tax	3,306	3,309	4,376	6,009
Income tax (expense)/credit	(23)	2	(67)	(66)
Share of profit in equity method investment, net of tax	202	80	333	117
Net income	3,485	3,391	4,642	6,060
Attributable to:
Equity holders of the Company	3,485	3,391	4,642	6,060

Earnings per share for Class A and Class B ordinary shares
Basic	0.01	0.01	0.01	0.02
Diluted	0.01	0.01	0.01	0.02

Earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	0.09	0.09	0.13	0.16
Diluted	0.09	0.09	0.13	0.16

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	372,334,114	377,117,817	370,796,417	375,798,078
Diluted	372,334,114	377,117,817	370,796,417	375,798,078

Net income	3,485	3,391	4,642	6,060
Other comprehensive income, net of tax
Foreign currency translation adjustment	(200)	(828)	1,111	(687)
Total comprehensive income	3,285	2,563	5,753	5,373

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Net cash generated from operating activities	2,765	1,989	7,820	8,646
Net cash used in investing activities	(834)	(992)	(1,511)	(3,178)
Net cash used in financing activities	(252)	(704)	(394)	(1,329)
Increase in cash and cash equivalents	1,679	293	5,915	4,139
Cash and cash equivalents at beginning of the period	18,628	26,831	14,921	23,371
Effect of exchange rates on cash and cash equivalents	(51)	554	(580)	168
Cash and cash equivalents at end of the period	20,256	27,678	20,256	27,678

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Reconciliation of Net Income to Adjusted Net Income
Net income	3,485	3,391	4,642	6,060
Add: share-based compensation	520	250	2,854	1,019
fair value (gain)/loss in other investments	(12)	141	272	639
Less: share of profit in equity method investment, net of tax	(202)	(80)	(333)	(117)
Adjusted net income	3,791	3,702	7,435	7,601

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Reconciliation of Income to Adjusted EBITDA
Net income	3,485	3,391	4,642	6,060
Add:
Interest expense	25	42	105	145
Income tax expense/(credit)	23	(2)	67	66
Depreciation and amortization	303	665	750	1,604
EBITDA	3,836	4,096	5,564	7,875
Add: share-based compensation	520	250	2,854	1,019
fair value (gain)/loss in other investments	(12)	141	272	639
Less: share of profit in equity method investment, net of tax	(202)	(80)	(333)	(117)
Adjusted EBITDA	4,142	4,407	8,357	9,416